Exhibit 23.4

Consent of Independent Auditors

The Board of Directors

FD International (Holdings) Limited

We consent to the use of our report dated December 14, 2006, with respect to the consolidated balance sheets of FD International (Holdings) Limited as of December 31, 2005 and 2004, and the related consolidated profit and loss accounts, reconciliations of movements in shareholders funds, statements of cash flows and statements of total recognized gains and losses for each of the years in the two year period ended December 31, 2005, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

London, United Kingdom

Chartered Accountants

December 14, 2006